Voorhees Acquisition Corp.
                          2000 Hamilton Street, #520
                          Philadelphia, PA 19130-3883


VIA EDGAR

December 9, 2004

Attn: Ms. Goldie B. Walker
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop: 0511
Washington, D.C. 20549

Re:    Voorhees Acquisition Corp. ("Company")
       Registration Statement on Form 10SB12G filed on 11/24/04
       File No. 0-51045

Dear Ms. Walker:

On December 9, 2004, an amendment on Form 10SB12G/A, to the above-referenced Registration Statement for the Company, has been filed under the EDGAR system.

The following are the Company's responses to the comments of your letter dated December 1, 2004:

Prior Blank Check Companies, page 18-19

1. The Company has provided in the amendment filing, more detailed information about the transaction that resulted in termination of Mr. Tay's association with each company including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of the successor entity. The Company has also disclosed any affiliated or third party involvement in each of the transactions.

Other

2.     The Company acknowledges the following:

       a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

       b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

       c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Voorhees Acquisition Corp.



/s/ William Tay
--------------------------------
By: William Tay
Its: President